09042953

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
NOV 25 2009
Washington, DC
122

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50898

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2008 (MM/DD/YY) AND ENDING 09/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: vFinance Investments Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 North Military Trail Suite 400
(No. and Street)

Boca Raton,	FL	33432
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Levin 561-981-1007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Company LLP
(Name – *if individual, state last, first, middle name*)

	Boca Raton,	FL	33432
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan Levin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of vFinance Investments Inc, as of September 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Johanna A. Garcia
Commission # DD798685
Expires: JUNE 18, 2012
BONDED THRU ATLANTIC BONDING CO., INC.

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

vFinance Investments, Inc.

(a wholly owned subsidiary of National Holdings Corporation)

Year ended September 30, 2009

with Report and Supplementary Report of Independent Auditors

vFinance Investments, Inc.
(a wholly owned subsidiary of National Holdings Corporation)

Financial Statements and Supplemental Information

Year ended September 30, 2009

Contents

SHERB & CO., LLP

Certified Public Accountants

1900 NW Corporate Blvd., East Suite 210
Boca Raton, Florida 33431
Tel. 561-886-4200
Fax. 561-886-3330
e-mail:info@sherbcpa.com

Offices in New York and Florida

INDEPENDENT AUDITORS REPORT

To the Shareholder
vFinance Investments, Inc.

We have audited the accompanying statement of financial condition of vFinance Investments, Inc. as of September 30, 2009, and the related statements of operations, changes in shareholder's equity and cash flows for the year ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of vFinance Investments, Inc. as of September 30, 2009, and the results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP

Certified Public Accountants

Boca Raton, Florida
November 23, 2009

vFinance Investments, Inc.
(a wholly owned subsidiary of National Holdings Corporation)

Statement of Financial Condition

September 30, 2009

Assets

Current Assets:		
Cash and cash equivalents	$	2,484,739
Cash deposits with clearing organizations		808,540
Due from clearing organizations		1,577,248
Marketable securities owned - at market value		616,961
Non-marketable securities owned - at market value		53,257
Accounts receivable, net of allowance for doubtfull accounts of $371,776		45,001
Notes receivable - employees		35,542
Prepaid expenses		118,429
Total Current Assets		5,739,717
Furniture and Equipment, at cost		
Furniture and equipment		475,870
Less accumulated depreciation		(470,424)
Total Furniture and Equipment		5,446
Other Assets		4,506
Total Assets	**$**	**5,749,669**

See accompanying notes.

vFinance Investments, Inc.
(a wholly owned subsidiary of National Holdings Corporation)

Statement of Financial Condition

September 30, 2009

Liabilities and Shareholder's Equity

Current Liabilities:		
Accounts payable	$	489,449
Due to other broker dealer		298,708
Accrued payroll		2,695,461
Other accrued liabilities		645,759
Securities sold, not yet purchased		3,681
Total Current Liabilities		4,133,058
Shareholder's Equity		
Common Stock $0.01 par value, 1,000,000 shares authorized, 1,000 issued and outstanding		10
Additional paid-in-capital		2,387,459
Accumulated deficit		(770,858)
Total Shareholder's Equity		1,616,611
Total Liabilities and Shareholder's Equity	**$**	**5,749,669**

See accompanying notes.

vFinance Investments, Inc.
(a wholly owned subsidiary of National Holdings Corporation)

Statement of Operations

Year ended September 30, 2009

Revenues:		
Commissions	$	17,802,426
Net dealer inventory gains		14,453,258
Investment banking		441,603
Clearing and other brokerage income		2,801,155
Consulting and other fees		509,836
Interest and dividend income		6,672
Total Revenues		**36,014,950**
Operating expenses:		
Compensation, commissions and fees		28,422,397
Clearing and transaction costs		2,630,662
General and administrative costs		4,290,968
Occupancy and equipment costs		997,459
Depreciation		16,045
Total operating expenses		**36,357,530**
Net operating loss		(342,580)
Other income and expense		
Interest expense		(29,514)
Other income		7,493
Total other expense		**(22,021)**
Net Loss	**$**	**(364,601)**

See accompanying notes.

vFinance Investments, Inc.
(a wholly owned subsidiary of National Holdings Corporation)

Statement of Changes in Shareholder's Equity

For the Year ended September 30, 2009

	Common Stock Shares	Common Stock Amount	Additional Paid - in Capital	Accumulated Deficit	Total
Balance, September 30, 2008	1,000	$ 10	$ 2,479,722	$ (406,257)	$ 2,073,475
Capital distribution by parent or affiliates			(391,534)		(391,534)
Amortization of stock option grants contributed by parent			299,271		299,271
Net loss				(364,601)	(364,601)
Balance, September 30, 2009	1,000	$ 10	$ 2,387,459	$ (770,858)	$ 1,616,611

See accompanying notes.

vFinance Investments, Inc.
(a wholly owned subsidiary of National Holdings Corporation)

Statement of Cash Flows

For the Year ended September 30, 2009

OPERATING ACTIVITIES	
Net loss	(364,601)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	16,045
Amortization of stock option grants contributed by parent	299,271
Changes in operating assets and liabilities, net	
Accounts receivable	128,930
Due from clearing organizations	(529,891)
Notes receivable - employees	12,574
Investments in trading securities	5,936
Other assets	3,796
Prepaid expenses	7,896
Accounts payable	124,453
Due to broker dealers	(59,914)
Accrued payroll	(455,771)
Other accued liabilities	219,059
Securities sold, not yet purchased	(50,826)
Net cash used in operating activities	(643,043)
INVESTING ACTIVITIES	
Non-marketable securities owned at market value	(4,771)
Net cash used in financing activities	(4,771)
FINANCING ACTIVITIES	
Capital returned to parent and or affiliates	(391,534)
Net cash used in financing activities	(391,534)
Net increase in cash	(1,039,348)
Cash at beginning of year	4,332,627
Cash at end of year	$ 3,293,279
Cash Paid for:	
Income Taxes	$ -
Interest	$ 29,514

See accompanying notes.

vFinance Investments, Inc.
(a wholly owned subsidiary of National Holdings Corporation)

Notes to Financial Statements

1. Significant Accounting Policies and Other Matters

Description of Business

vFinance Investments, Inc. ("the Company") (a wholly owned subsidiary of National Holdings Corporation) is a broker dealer licensed to conduct activities in all 50 states, Washington DC and Puerto Rico. The Company has corporate offices in New York, New Jersey and Florida and approximately 40 independent locations throughout the country, Panama, Chile and Colombia. The Company's three core business activities include providing full service retail brokerage to high net worth individuals, investment-banking and merger and acquisition services to small and medium sized companies, and securities trading including making markets in over 3,500 small and micro cap stocks and trading in United States Treasury securities. The Company does not require collateral from its customers. Revenues are not concentrated in any particular region of the country or with any individual or group.

Effective July 1, 2008 vFinance Investments, Inc., a wholly owned subsidiary of vFinance Inc., merged into National Holdings Corporation, pursuant to the terms of the Agreement and Plan of Merger Agreement, dated November 7, 2007, as amended.

RETAIL BROKERAGE BUSINESS: The largest portion of the Company's revenues in 2009 was attributable to commissions generated by its brokerage activities. The Company buys and sells securities for its customers on an agency basis, and charges its customers a commission for its services. Such commission revenue is derived from brokerage transactions in listed and over-the-counter securities and mutual fund securities. The Company has agreements with numerous mutual fund management companies pursuant to which it sells shares in a variety of mutual funds. Mutual fund commissions are derived from standard dealers' discounts that are a small percentage of the purchase price of the shares, depending upon the terms of the dealer agreement and the size of the transaction. In addition, most funds permit vFinance Investments to receive additional periodic fees based upon the customer's investment in particular funds.

NET DEALER GAINS:: In support of the firm's retail brokerage and investment banking businesses, the Company offers wholesale market-making services to its retail brokerage, corporate and financial institutions. vFinance Investments makes markets in over 3,500 Over-the-Counter Bulletin Board and NASDAQ Small Cap stocks. The Company's target customers are national and regional full-service broker/dealers, electronic discount brokers and institutional investors that require fast and efficient executions. As a part of the Company's Sterling Select Asset Purchase Agreement, the Company also trades US Treasury securities in the institutional marketplace.

1. Significant Accounting Policies and Other Matters (Continued)

INVESTMENT BANKING AND MERGERS AND ACQUISITIONS: The Company also derives revenues from success fees generated by investment-banking and merger and acquisition activities. The Company offers capital raising and related services to (A) emerging growth and middle market, privately held companies worldwide by assisting such companies in (i) developing sound strategic plans, (ii) obtaining growth, mezzanine, bridge, or acquisition capital including but not limited to, venture capital financing, (iii) pursuing strategically sound acquisitions or divestiture strategies, (iv) transitioning into viable corporations able to raise funds in the public markets, and (v) maximizing shareholder value by conduction recapitalizations or other liquidity transactions and (B) publicly held companies by arranging private equity financing for such publicly held companies. As consideration for such services, the Company is paid success fees which are agreed upon amounts based on a percentage of the total value of a transaction and are contingent upon the successful completion of a specified transaction. As a part of the success fees, the Company periodically receives equity instruments and stock purchase warrants from companies for services it performs, in addition to the cash paid for such services. Primarily all of the equity instruments are in private companies, or small public companies.

CLEARING BROKER: vFinance Investments, Inc. does not hold any of its customer funds or securities. The Company currently utilizes three clearing firms to clear the various business lines it engages in. These clearing relationships are on a fully disclosed basis with National Financial Services, LLC ("NFS"), a wholly owned subsidiary of Fidelity Brokerage Company, Fortis Securities LLC, a division of Fortis Bank, NV and Legent Clearing LLC. The Company's clearing brokers process securities transactions for vFinance Investments and the accounts of its customers for which vFinance Investments pays a clearing fee. The Company may also pay transaction charges for other services including but not limited to billing, credit extension, control and receipt and custody and delivery of securities. According to the terms of these agreements between vFinance Investments and its clearing firms, vFinance Investments has agreed to indemnify and hold each harmless from certain liabilities and claims, including claims arising from the transactions of its customers. In the event that customers fail to pay for their purchases or fail to supply the securities that they have sold, and a clearing firm satisfies such a customer obligation, vFinance Investments would be obligated to indemnify the clearing firm for any resulting losses. vFinance Investments, to date, has not experienced any material losses as a result of the failure of its customers to satisfy their obligations.

1. Significant Accounting Policies and Other Matters (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Actual results may differ from those estimates, and such differences may be material to the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with a maturity of three months or less when purchased.

Concentrations of Credit Risk

As of September 30, 2009, we had cash balances in banks in excess of the maximum amount insured by the FDIC of approximately $809,466. The Company maintains its cash positions at high quality financial institutions.

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary the credit standing of each counterparty.

Income Taxes

The Company accounts for income taxes under the liability method in accordance with professional standards, "*Accounting for Income Taxes*" under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company's net operating loss carry forwards may be limited due to changes in ownership in accordance with IRC Section 382.

1. Significant Accounting Policies and Other Matters (Continued)

Furniture and Equipment

Furniture and equipment are stated on the basis of cost less accumulated depreciation and consists primarily of computer equipment and software. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, 2-5 years, for financial reporting purposes. Depreciation expense for the year ended September 30, 2009 totaled $16,045.

Notes Receivable - Employees

In order to remain competitive in the marketplace, the Company grants forgivable loans and repayable loans to certain employees. The terms of the loans can be up to three years with maturities during fiscal year 2011. For forgivable loans, for each year the employee is in good standing with the Company, the Company forgives a ratable portion of the loan and charges this amount to compensation expense. If the employee is terminated, the principal balance is due and payable immediately. The loans bear interest at a reasonable market rate and interest is written off over the life of the loan. For repayable loans, terms are usually no more than six months, and bear interest at a reasonable market rate. As of September 30, 2009, the balance of the forgivable loans and repayable loans was $30,042 and $5,500 respectively.

Marketable and Non Marketable Securities

The Company's investments consist of its proprietary trading account assets as well as equity instruments received as compensation for investment banking services. Such investments are classified as Marketable securities and non marketable securities on the accompanying statement of financial condition. The liquidity and restrictions of a particular position (if any) determines if the asset is classified as marketable or non-marketable.

Trading account assets consist of marketable equity securities and are stated at market value. They are held for resale in anticipation of short-term market movements. Realized gains and losses are recognized as net trading profits in the statement of operations when the security is sold and interim unrealized profits and losses are recorded in a similar fashion as the positions are always marked to market.

Non marketable securities include restricted common stock. These instruments are stated at market value. Primarily all of the equity instruments are received from small public companies. The stock and the stock purchase warrants received are typically restricted as to resale, although the Company generally receives a registration right within one year.

1. Significant Accounting Policies and Other Matters (Continued)

Marketable and Non Marketable Securities - Continued

The Company policy is to resell these securities in anticipation of short-term market movements. The Company recognizes revenue for such equity instruments based on the fair market value of the stock and for stock purchase warrants based on the Black-Scholes valuation model, only when the underlying shares are registered. Realized gains or losses are recorded in the statement of operations when the underlying securities are sold. Unrealized gains or losses are recognized in the statement of operations on a monthly basis based on changes in the fair value of the security as quoted on national or inter-dealer stock exchanges or, for stock purchase warrants, based on the Black-Scholes valuation model.

Investments in trading securities and Securities sold, not yet purchased at September 30, 2009 consist of the following:

		Owned		Sold, not yet purchased
Debt securities	$	541,701	$	-
Corporate stocks		75,260		(3,681)
Non-marketable stocks		53,257		-
Total	**$**	**670,218**	**$**	**(3,681)**

Investments in not readily marketable securities at September 30, 2009 consisted of $53,257 of restricted securities and securities not having a ready market.

To determine the fair value of the intangible assets, the Company used the professional standards for Fair Value Measurements. This method provides a fair value hierarchy which gives priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. There is no active market for the Company's non marketable securities yet the prices for the underlying shares are quoted in the open market, thus we classified these assets as Level 2.

vFinance Investments, Inc.
(a wholly owned subsidiary of National Holdings Corporation)

Notes to Financial Statements
(Continued)

1. Significant Accounting Policies and Other Matters (Continued)

Marketable and Non Marketable Securities - Continued

Securities owned at fair value

	Level 1	Level 2	Level 3	Total
Corporate stocks	$ 75,260	$ -	$ -	$ 75,260
Debt securities	541,701	-	-	541,701
Non marketable stocks	-	53,257	-	53,257
	$ 616,961	**$ 53,257**	**$ -**	**$ 670,218**

Securities sold, not yet purchased

	Level 1	Level 2	Level 3	Total
Corporate stocks	$ 3,681	$ -	$ -	$ 3,681
Corporate bonds	-	-	-	-
Government obligations	-	-	-	-
Restricted stock	-	-	-	-
	$ 3,681	**$ -**	**$ -**	**$ 3,681**

Securities Transactions

Proprietary securities transactions in regular-way trades are accrued and recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commission income and expense are reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

1. Significant Accounting Policies and Other Matters (Continued)

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer. However, the Company does not require collateral from its customers or the clearing broker-dealer and potential losses could be material to the Company.

Revenue Recognition and Other Matters

The Company earns revenue from brokerage and trading activities, which are recognized on the day of the trade. The Company also earns revenue from investment banking and consulting. Monthly fees for investment banking and consulting are recognized as earned. Investment banking success fees are generally based on a percentage of the total value of a transaction and are recognized upon successful completion.

On a monthly basis, the Company recognizes unrealized gains or losses in the statement of operations based on the changes in value of its equity instruments received as compensation for investment banking services. Unrestricted securities are valued at current market value. Restricted securities are valued at current market value, discounted by a factor related to the remaining term of its restriction. Stock purchase warrants are valued when the underlying shares are registered using the Black Scholes valuation model. Realized gains or losses are recognized in the statement of operations when the equity instruments are sold. For the Year ended September 30, 2009, the Company recognized revenue of $151,600 in connection with the receipt of equity securities. The Company also recognized $147,693 in net realized loss in connection with the sale of such securities and net unrealized gains of $139,371 in connection with changes in the value. Net realized and unrealized gains and losses are recognized in the statement of operations as either increases or decreases to success fee revenues, a component of Investment Banking Revenue.

1. Significant Accounting Policies and Other Matters (Continued)

Revenue Recognition and Other Matters - Continued

As of September 30, 2009, certain transactions in process may result in the Company receiving equity instruments or stock purchase warrants in subsequent periods as discussed above. In such event, the Company will recognize revenue related to the receipt of such equity instruments consistent with the aforementioned policies. In addition, the Company would also record compensation expense at fair value related to the distribution of some or all of such equity instruments to employees or independent contractors involved with the related transactions.

Fair Value of Financial Instruments

The fair values of the Company's financial instruments, which include cash and cash equivalents, forgivable loans and investments, approximate their carrying values.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash with high quality financial institutions.

NOTE 2: INCOME TAXES

Although the Company's results will be included in the consolidated income tax return of its parent company, an income tax provision has been calculated as if the Company is filing a stand-alone income tax return.

At September 30, 2009, the Company's tax provision is as follows:

Current Expense	$ -
Deferred Expense	-
Total Expense	$ -

The Company's Deferred Tax Assets (Liabilities) at September 30, 2009 were as follows:

Reserve for legal settlements	$ 44,000
Allowance for doubtful accounts	143,000
Gross deferred tax assets	187,000
Valuation allowance	(187,000)
Net deferred tax assets	$ -

A reconciliation of the Company's income tax expense applying the Federal statutory tax rate to its effective tax rate is as follows:

Income tax at the federal statutory rate	$ (128,000)
Permanenet differences	69,000
State income tax	
Net of federal tax benefit	(13,000)
Change in valuation allowance	72,000
Income tax at the effective tax rate	$ -

Due to the Company's inclusion in the filing of a consolidated tax return with its parent and other affiliated members, and the utilization of consolidated net operating losses to offset the Company's taxable income, ordinarily, the Company would be credited with Paid in Capital with a tax benefit contributed by the parent. This year there were no current taxes due and as such, there was no capital contributed.

During the fiscal year ended September 30, 2009, the Company's valuation allowance increased $72,000.

NOTE 2: INCOME TAXES
(Continued)

Consolidated operating loss carry forwards, if any, may be limited due to changes in ownership in accordance with IRC Section 382.

3. **Commitments and Contingencies**

FINRA Arbitration

The Company has been named in several separate FINRA arbitration actions filed by former clients for allegedly violating securities laws and FINRA rules. These actions have not been settled as of September 30, 2009. Management intends to vigorously defend against these claims and the accompanying financial statements include an accrual of $115,000 for estimated losses and expenses that may result from the ultimate outcome of certain of these actions (taking into consideration applicable insurance coverage and the related deductibles). However, due to the inherent uncertainty of these outstanding actions, losses may exceed the amounts accrued and those losses may be material.

On March 4, 2008, vFinance received a customer arbitration (FINRA Case No.08-00472) from Donald and Patricia Halfmann, alleging that Jeff Lafferty, a former registered representative of vFinance, misappropriated approximately $110,000 of the Halfmann' funds via check alteration, and that vFinance ought to be liable for an additional $150,000 for other dishonest and fraudulent acts committed after he left vFinance. On August 6, 2009 the arbitrators' ruled that vFinance Investments must pay for losses, interest, attorneys costs and punitive damages totaling approximately $780,000. The firm has already made a claim against its fidelity bond carrier, which has agreed to pay approximately $59,000. To date the Company has paid $400,000 in accordance with an agreement it has with the claimant, and as of October 19, 2009 the Company has received the check from its Fidelity Bond carrier.

SEC Matters

In July 2005, The Securities and Exchange Commission contacted vFinance regarding an investigation into Lexington Resources, Inc. On May 4, 2006 the Commission issued an Order Directing Investigation advising vFinance that the Division of Enforcement staff were investigating possible violations of Sections 5(a) and 5(c)of the Securities Act of 1933, Rule 10(b)5 of the Exchange Act, Section 17b of the Securities Act, Section 17(a) of the Exchange Act, Section 15(c)(l)(a) of the Exchange Act, Section 13(d) of the Exchange Act, and Section 16(a) of the Exchange Act from the period of November 2003 through May 4, 2006. From July 2005 through and including March 2007, multiple document and information requests and responses to those requests were exchanged between the SEC staff and vFinance, in total more than 5,000 pages of documents were produced to the SEC staff in both electronic and hard copy form. On January 3, 2008, the SEC issued and Order Instituting Administrative Proceedings against

NOTE : 3. Commitments and Contingencies
(Continued)

vFinance Investments, Inc., Richard Campanella and a registered representative. The Order alleges that vFinance violated the federal securities laws by failing to preserve and produce customer correspondence of one of its registered representative. The SEC also alleges that the registered representative repeatedly failed to produce records and deliberately deleted data from his hard drive relating to a matter under investigation by the SEC. The SEC separately alleges that Campanella failed to respond promptly to the SEC's document requests, as required under Section 17(a) of the Exchange Act, and failed to address the registered representatives non-compliance with the firm document retention policies. The alleged violations were isolated occurrences related to this registered representative and were limited to the Flemington, New Jersey branch office. The registered representative terminated his employment with vFinance on August 4, 2006, and has not been associated with vFinance since that date. VFinance and Campanella will likely assert as a defense that they complied to the best of their ability in a timely manner with the SEC's requests for documents. However, once vFinance's counsel have received and reviewed the SEC's entire file as required under Rule 230(d) of the Rules of Practice, they will file an Answer and Affirmative Defenses responding to the specific allegations in the SEC's complaint. The matter went to hearing before Administrative Law Judge Robert Mahony, in July 2008, in Miami, Florida and we are awaiting his decision. While vFinance Investments, Inc., and Campanella vigorously defended the charges against them in the administrative proceeding, a prediction of the likely outcome cannot be made.

4. Related Party Transactions

Effective January 1, 2003, the Company entered into a management agreement with its parent, vFinance, Inc., as amended on January 1, 2007 whereby the Company agrees to make payments no less than quarterly to the parent in an amount equal to 100% of its accrued income adjusted to exclude income from non-cash items and offsetting expenses in the same form. Also excluded are profits and losses on all non allowable assets until such time as the profits or losses are realized as a result of a sale or exchange. In return, vFinance, Inc. will provide the Company with certain consideration including: office space, office personnel and other such services. The management agreement is still in place and during the year ended September 30, 2009 the Company paid $1,676,557 in fees to the parent.

On July 1, 2008, National Holdings Corporation, in conjunction with the merger of vFinance, Inc. and on behalf of vFinance Investments, Inc., granted options to individuals to purchase common stock of NHLD. The options have a life of no more than five years, are exercisable at various prices per share and vest over a period of four years. The amortization of stock option compensation expense for these grants for the year ended September 30, 2009 was determined to be $299,271.

4. Related Party Transactions – Continued

The Company signed a tri-party clearing agreement with its affiliate EquityStation, Inc. effective October 17, 2007. This payable is the net revenue due to EquityStation in accordance with this agreement, and is due and payable to the affiliate within 30 days of the close of each calendar month. As of September 30, 2009, the payable to EquityStation, Inc was $274,989.

5. Liabilities Subordinated to the Claims of General Creditors

At September 30, 2009 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

6. Defined Contribution Plan

The Company participates in a defined contribution savings plan maintained by an affiliate, vFinance Holdings, Inc., in which substantially all employees are eligible to participate. The plan allows for matching of up to 25% of an employee's annual contribution however, there were no Company matches for the last three years.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2009, the Company had net capital of $1,294,697 which was $294,697 in excess of its required net capital of $1,000,000.

The Company's percentage of aggregate indebtedness to net capital was 613.6%.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, as it does not carry security accounts.

vFinance Investments, Inc.
(a wholly owned subsidiary of National Holdings Corporation)

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
September 30, 2009

Total shareholder's equity	$ 1,616,611
Deductions and/or charges:	
Non-allowable assets:	
Investments under restriction	53,257
Accounts receivable	80,543
Prepaid expenses	118,429
Other assets	4,506
Furniture and equipment – net of depreciation	5,446
Total non-allowable assets	262,181
Other deductions and/or charges:	
Blockage deductions	15,942
Net capital before haircuts on securities positions	1,338,488
Haircuts on securities:	
Debt securities	32,502
Other securities	11,289
Total haircuts on securities	43,791
Net capital	1,294,697
Required minimum capital	1,000,000
Excess net capital	$ 294,697

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$ 4,129,377
Other unrecorded amounts for arbitrations and legal matters	3,814,500
Total Aggregate Indebtedness	$ 7,943,877
Percentage of Aggregate Indebtedness to Net Capital	613.6%

Reconciliation:

Net capital, per unaudited September 30, 2009 FOCUS report, as filed	$ 1,294,697
Net audit adjustments	0
Net capital, per September 30, 2009 audited report, as filed	$ 1,294,697

vFinance Investments, Inc.
(a wholly owned subsidiary of National Holdings Corporation)

Statement Regarding SEC Rule 15c3-3

September 30, 2009

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(A) and (k)(2)(B) of the Rule. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.

SHERB & CO., LLP

Certified Public Accountants

1900 NW Corporate Blvd., East Suite 210
Boca Raton, Florida 33431
Tel. 561-886-4200
Fax. 561-886-3330
e-mail:info@sherbcpa.com

Offices in New York and Florida

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To The Shareholder
vFinance Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of vFinance Investments, Inc. for the year ended September 30, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3
(CONTINUED)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Shareholder, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sheeh & Co., LLP
Certified Public Accountants

Boca Raton, Florida
November 23, 2009